Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

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VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Tonya K. Aldave

Mr. John Dana Brown
Division of Corporation Finance

Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      Gol Intelligent Airlines Inc.

Registration Statement on Form F-3

Filed April 30, 2018

File No. 333-224546

Dear Ms. Aldave and Mr. Brown:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Gol Linhas Aéreas Inteligentes S.A. (Gol Intelligent Airlines Inc., or the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3, filed on April 30, 2018 (the “Registration Statement”), be accelerated so that it may become effective at 5:00 p.m. on August 8, 2018, or as soon thereafter as practicable.

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Pça. Comandante Linneu Gomes, s/nº Portaria 3 - CEP 04626-020 Jd. Aeroporto - São Paulo, SP - Brasil

Page 2	August 3, 2018

In making this request, the Company acknowledges that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement. The Company further acknowledges that:

-        should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

-        the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure therein; and

-        the Company may not assert staff comments regarding, or the declaration of effectiveness of, the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55 (11) 3927-7702, or me at +55 (11) 5098-7881.

Sincerely,

/s/ Richard F. Lark, Jr.
Gol Linhas Aéreas Inteligentes S.A.
By: Richard F. Lark, Jr.
Title: Chief Financial Officer

cc:  Tobias Stirnberg

      Milbank, Tweed, Hadley & McCloy LLP

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